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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)


                          Falcon Drilling Company, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   305914 10 3
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                                 (CUSIP Number)

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        Check the following box if a fee is being paid with this  statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  305914 10 3                13G                      PAGE 2 OF 6 PAGES

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
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         NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
         Steven A. Webster

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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
   2
                                                                          (b)  [ ]

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         SEC USE ONLY
   3

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         CITIZENSHIP OR PLACE OR ORGANIZATION
   4
         United States

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                             SOLE VOTING POWER
                        5    865,921 shares of Common Stock (inclusive of 174,066 shares Common Stock issuable upon exercise of stock options)
                   -------------------------------------------------------------------------------------
    NUMBER OF                SHARED VOTING POWER
     SHARES             6    1,987,200 shares of Common Stock
  BENEFICIALLY
    OWNED BY       -------------------------------------------------------------------------------------
      EACH
    REPORTING                SOLE DISPOSITIVE POWER
   PERSON WITH          7    423,421 shares of Common Stock (inclusive of 174,066 shares of Common Stock issuable upon exercise of stock options)
                   -------------------------------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                        8    2,429,700 shares of Common Stock

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        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9    2,853,121  shares of Common Stock (inclusive of 174,066 shares of Common
        Stock  issuable  upon  exercise  of  stock  options)

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        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  10    CERTAIN SHARES*                                                     [ ]

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        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
        7.2%

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        TYPE OF REPORTING PERSON*
  12
        IN

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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 Pages




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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

ITEM 1(a).        NAME OF ISSUER:

                  The name of the issuer is Falcon Drilling Company, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the principal executive offices of the issuer is 1900 West Loop South, Suite 1800, Houston, Texas 77027.

ITEM 2(a).        NAME OF PERSON FILING:

                  The name of the person filing this schedule is Steven A. Webster.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office of the reporting person is 1900 West Loop South, Suite 1800, Houston, Texas 77027.

ITEM 2(c).        CITIZENSHIP:

                  The citizenship of the reporting person is United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  The title of the class of securities is common stock, par value $0.01 per share (the "Common Stock").

ITEM 2(e).        CUSIP NUMBER:

                  The CUSIP number for the Common Stock is 305914 10 3.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  (a)  Amount  beneficially  owned:  2,853,121  shares of Common
                  Stock.

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                  (b)    Percent of class: 7.2%.

                  (c)    Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 865,921 shares of Common Stock.

                  (ii) Shared power to vote or to direct the vote: 1,987,200 shares of Common Stock.

                  (iii)  Sole power to dispose or to direct the  disposition of:
                         423,421 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of: 2,429,700 shares of Common Stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  William R. Ziegler is known to share beneficial ownership of 1,987,200 of the shares of Common Stock (or approximately 5.0%) included in the shares of Common Stock disclosed above as beneficially owned by the reporting person, in that Mr. Ziegler, like Mr. Webster, is (i) an officer and director, and direct or indirect (through spouse), as the case may be, principal stockholder, of three corporations that own, in the aggregate, 1,944,300 shares of Common Stock, and (ii) a general partner of a general partnership that owns 43,200 shares of Common Stock. However, based upon Mr. Ziegler's percentage ownership of these corporations and general partnership that own an aggregate of 1,987,200 shares of Common Stock, his pecuniary interest (i.e., right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) in such 1,987,200 shares of Common Stock owned by such entities does not relate to more than five percent of the class of Common Stock.

                  Daniel Glenn Richardson is known to share beneficial ownership of 1,707,300 of the shares of Common Stock (or approximately 4.3%) included in the shares of Common Stock disclosed above as beneficially owned by the reporting person, in that Mr. Richardson, like Mr. Webster, is (i) an officer and director, and indirect (through spouse) principal stockholder, of two corporations that own, in the aggregate, 1,664,100 shares of Common Stock, and
(ii) a general partner of a general partnership that owns 43,200 shares of Common Stock. However, based upon Mr. Richardson's (or his wife's, as the case may be) percentage ownership of these corporations and general partnership that own an aggregate of 1,707,300 shares of Common Stock, his pecuniary interest (i.e., right to receive or the power to direct the receipt of dividends from, or the proceeds

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from the sale of, such  securities)  in such  1,707,300  shares of Common  Stock owned by such entities does not relate to more than five percent of the class of Common Stock.

                  There are other stockholders of the three corporations that own, in the aggregate, 1,987,200 shares of Common Stock for which the reporting person is deemed the beneficial owner, who have indirect rights to receive dividends from or proceeds from the sale of a portion of these shares; however, no interest of any of such persons relates to more than five percent of the class of Common Stock.

                  In addition, there are other partners of one limited partnership and two general partnerships that own, in the aggregate, 59,620 of the shares of Common Stock (or approximately 0.15%) included in the shares of Common Stock disclosed above as beneficially owned by the reporting person, who have indirect rights to receive dividends from or proceeds from the sale of a portion of these shares; however, no interest of any of such persons relates to more than five percent of the class of Common Stock.

                  Lastly, the reporting person's spouse has (i) direct rights to receive dividends from or proceeds from the sale of 442,500 of the shares of Common Stock included in the shares of Common Stock disclosed above as beneficially owned by the reporting person and (ii) indirect rights (through her ownership of shares of stock of corporations that own Common Stock) to receive dividends from or proceeds from the sale of a portion of the 1,664,500 shares of Common Stock owned of record by corporations of which she is a stockholder (and of which the reporting person is an officer and director) and which shares are included in the shares of Common Stock disclosed above as beneficially owned by the reporting person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  12, 1997




                                            /s/ STEVEN A. WEBSTER
                                            ____________________________________
                                            Steven A. Webster





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